Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made only by the Offer to Purchase, dated November 7, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal, as each may be amended or supplemented from time to time, and is being made to all holders of Shares. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE APPLICABLE LAWS OR REGULATIONS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF PURCHASER (AS DEFINED BELOW) BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION TO BE DESIGNATED BY PURCHASER.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

ADVERUM BIOTECHNOLOGIES, INC.

at

$3.56 per share, net to the stockholder in cash, without interest and less any applicable tax withholding,

plus one non-tradable contingent value right (“CVR”) per share,

which represents the contractual right to receive up to two contingent cash  payments of up to an aggregate of

$8.91 per CVR, net to the

stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones

Pursuant to the Offer to Purchase dated November 7, 2025

by

FLYING TIGERS ACQUISITION CORPORATION

a direct wholly-owned subsidiary

of

ELI LILLY AND COMPANY

Flying Tigers Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Adverum Biotechnologies, Inc., a Delaware corporation (“Adverum”), in exchange for (i) $3.56 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (ii) one non-tradable CVR per Share, which represents the contractual right to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones, all in accordance with the terms and subject to the conditions and other provisions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Lilly, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Tendering stockholders who are holders of record of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (in such capacity, the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

Each CVR represents a non-tradable contractual right to receive up to two contingent cash payments (each a “Milestone Payment,” and collectively, the “Milestone Payments”) of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones related to the development of any pharmaceutical product that contains or incorporates ixoberogene soroparvovec, formerly referred to as ADVM-022, alone or in combination with one or more other therapeutically active ingredients, including all formulations, dosages, or modes of delivery thereof (the “Ixo-vec Product”).

The Milestone Payments comprise the First Milestone Payment (as defined below) and the Second Milestone Payment (as defined below), each payable upon the achievement of certain specified regulatory and commercial milestones within specified time periods, as follows:

(i)

the “First Milestone Payment” is an amount equal to $1.78 per CVR minus any Milestone Offset Amount (as defined below), if any, in cash, without interest, payable if Regulatory Approval (as defined in the CVR Agreement) is received in the United States for an Ixo-vec Product for the treatment of wet age-related macular degeneration (the “First Milestone”) prior to the earlier of (i) 12:00 a.m. New York City Time on the date that is the seventh anniversary of the Closing Date (as defined below), and (ii) the termination of the CVR Agreement; and

(ii)

the “Second Milestone Payment” is an amount equal to $7.13 per CVR minus any Milestone Offset Amount, if any, and to the extent not deducted from the First Milestone Payment, in cash, without interest, payable if annual worldwide Net Sales (as defined in the CVR Agreement) of an Ixo-vec Product sold by Lilly or its affiliates or licensees first exceed $1.0 billion (the “Second Milestone,” and together with the First Milestone, the “Milestones” and each a “Milestone”) prior to the tenth anniversary of the Closing Date (as defined below).

The “Milestone Offset Amount” is an amount equal to (i) 50% of any payments that Lilly or any of its affiliates or their respective successors or permitted assigns makes or is obligated to make in exchange for any license to, or other right to use or practice, any Necessary IP (as defined in Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement”) divided by (ii) the total number of CVRs held by all eligible holders of CVRs, as reflected on the CVR Register (as defined below) as of the close of business on the date of the Milestone Notice (as defined in the CVR Agreement). The Milestone Offset Amount will in no event exceed $0.50 per CVR. This means that the aggregate consideration per CVR could be lower than $8.91 (but no lower than $8.41) even if each of the Milestones is met. The CVR Agreement requires Parent to undertake Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve the First Milestone, but there can be no assurance that either Milestone will be achieved prior to its respective expiration or termination of the CVR Agreement.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON DECEMBER 8, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 24, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Adverum, Lilly and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into Adverum pursuant to Section 251(h) (“Section 251(h)”) of the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Adverum continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Lilly (the

“Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Adverum or owned by Adverum, (ii) Shares owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (iii) Shares that are held by stockholders who are entitled to demand and properly exercised and perfected their respective demands for appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, without interest, from Purchaser, less any applicable tax withholding.

The Offer and the Merger are not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Tender Condition (as defined below) and the Legal Restraint Condition (as defined below).

The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the number of Shares, if any, then beneficially owned by Lilly and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer.

The “Legal Restraint Condition” means that (i) no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, enacted any law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger or (ii) any law applicable to the Offer or the Merger restraining, enjoining or otherwise prohibiting the Offer or the Merger shall be in effect.

The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on December 8, 2025, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. The Merger Agreement does not provide for a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) without the prior written consent of Adverum.

The Board of Directors of Adverum (the “Adverum Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”) are advisable, fair to, and in the best interests of Adverum and the holders of the Shares, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Adverum of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Adverum stockholders accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the reasons for the Adverum Board’s recommendation and approval of the Offer are set forth in Adverum’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Adverum stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer” and “Reasons for the Recommendation of the Company Board.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

(i)

if, at the scheduled Expiration Time, any Offer Condition, other than solely (A) the Minimum Tender Condition, and (B) any such conditions that by their nature are to be satisfied at the Expiration Time, has not been satisfied or waived, Purchaser will extend the Offer for one or more consecutive increments of up to five business days each (or for such longer period as may be agreed to by Lilly and Adverum), until such time as such conditions have been satisfied or waived;

(ii)

Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or The Nasdaq Capital Market applicable to the Offer; and

(iii)

if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition and any such conditions that by their nature are to be satisfied at the Expiration Time) will have been satisfied or waived and the Minimum Tender Condition will not have been satisfied, Purchaser may elect to (and if so requested by Adverum, Purchaser will) extend the Offer for one or more consecutive increments of such duration as requested by Adverum (or if not so requested, as determined by Purchaser) but not more than five business days each (or for such longer period as may be agreed to by Adverum and Lilly); however, Adverum may not request Purchaser to, and Purchaser will not be required to, extend the Offer on more than two occasions in consecutive periods of five business days each (or such longer or shorter period as may be agreed to by Adverum and Purchaser).

In each case, Purchaser will not be required to extend the Offer beyond the Outside Date. The “Outside Date” means January 22, 2026, unless otherwise extended by mutual written agreement of Lilly, Purchaser and Adverum.

If the Offer is consummated, Purchaser will not seek the approval of Adverum’s remaining stockholders before effecting the Merger. Lilly, Purchaser and Adverum have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h)(6) of the DGCL) of the Offer without a vote of holders of the Shares in accordance with Section 251(h).

Purchaser expressly reserves the right at any time or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, in whole or in part, including the Offer Price, except that Adverum’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed) is required for Purchaser to: (i) decrease the Cash Consideration or amend the terms of the CVRs or the CVR Agreement; (ii) change the form of the consideration payable in the Offer; (iii) decrease the maximum number of Shares sought pursuant to the Offer; (iv) amend or waive the Minimum Tender Condition or the Termination Condition (as defined in the Offer to Purchase); (v) add to or modify the Offer Conditions in a manner adverse to the holders of Shares (as a group in their capacity as such); (vi) extend the Expiration Time except as required or expressly permitted by the Merger Agreement or provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act; or (vii) make any other change in the terms or conditions of the Offer that is adverse in any material respect to the holders of Shares (as a group in their capacity as such).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Adverum stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday. Adverum stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal prior to the Expiration Time. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Consideration for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after January 6, 2026, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Adverum has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Adverum’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Adverum’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction to a U.S. Holder (as defined in Section 5 of the Offer to Purchase) for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger, and the U.S. federal income tax treatment of the CVRs is subject to uncertainty. Lilly intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger as part of a “closed transaction.” As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received, and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer. You are urged to consult with your tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information, and Adverum’s stockholders should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Neither Lilly nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC

51 West 52nd Street, 6th Floor

New York, NY 10019

Shareholders, Banks and Brokers

Toll Free: (888) 446-9207

Outside the U.S. and Canada: (862) 243-7027

Email: Adverumoffer@georgeson.com

November 7, 2025